SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4

                             AMENDMENT NO. 2 TO THE
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               NTS-PROPERTIES III
                                (Name of Issuer)

                               NTS-PROPERTIES III
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                          NTS-Properties Associates III
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                               September 30, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                               AMENDMENT NO. 2 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 2 dated April 13, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4, as amended on February 3, 1999, (the "Original Statement") filed with the Securities and Exchange Commission on September 30, 1998 by NTS Properties III (the "Partnership") and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") regarding the Offerors' offer to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership.
Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated September 30, 1998, as amended, and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on March 31, 1999. As of March 31, 1999 a total of 1,160 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests and all 1,160 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 500 of these Interests on December 31, 1998. The Affiliate purchased 229 of these Interest on December 31, 1998 and purchased 431 of these Interests on March 31, 1999. Limited Partners whose Interests were purchased as of December 31, 1998 were granted recision and withdrawal rights through the expiration date of the Offer. None of these Limited Partners exercised such rights. By Press Release dated April 13, 1999, the Offerors announced: (i) that the Offer had terminated as of March 31, 1999, as scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction D to Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

          Except for the purchase of 1,160 Interests by the Offerors for $250 per Interest (729 of these Interests were purchased as of December 31, 1998 and 431 of these Interests were purchased as of March 31, 1999) pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.


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Item 9.  Material to be Filed as Exhibits.
------------------------------------------

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(8)   Press Release by the Offerors dated April 13, 1999.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 13, 1999             NTS-PROPERTIES III, a Georgia limited
                                    partnership

                                    By:      NTS-PROPERTIES ASSOCIATES III,
                                             General Partner

                                    By:      /s/ J. D. Nichols
                                             -----------------
                                             J.D. Nichols,
                                             Its:     Managing General Partner




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                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------
(a)(8)              Press Release by the Offerors dated April 13, 1999















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                                                                  Exhibit (a)(8)









               Press Release by the Offerors dated April 13, 1999.


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                        NTS-PROPERTIES III AND ORIG, LLC
                      ANNOUNCE EXPIRATION OF TENDER OFFER.


         Louisville, Ky. April 13, 1999. NTS-Properties III and ORIG, LLC announced today that the issuer tender offer for up to 1,000 Limited Partnership Interests in NTS-Properties III, which commenced on September 30, 1998, expired on March 31, 1999.

         The final results of the Offer are as follows: As of March 31, 1999, a total of 1,160 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,000 Interests, and all of the 1,160 Interests were accepted by the Offerors. NTS-Properties III repurchased 500 Interests at a price of $250 per Interest pursuant to the Offer on December 31, 1998. ORIG, LLC purchased 229 Interests at a price of $250 per Interest on December 31, 1998 and 431 Interests at a price of $250 per Interest on March 31, 1999 pursuant to the Offer. Limited Partners whose Interests were purchased as of December 31, 1998 were granted recision and withdrawal rights through the expiration date of the Offer. None of these Limited Partners exercised such rights.





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